                                                     RULE NO. 424(b)(3)
                                                     REGISTRATION NO. 33-30765

                                    GPU, INC.

                 DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

                               ----------------

  Supplement, dated October 13, 1999, to Prospectus, dated November 20, 1989

  This is a supplement to the information in the November 20, 1989 prospectus of GPU, Inc., which was previously known as General Public Utilities Corporation, relating to GPU's Dividend Reinvestment and Stock Purchase Plan. It should be read together with the prospectus and the documents the prospectus incorporates by reference. This supplement entirely supersedes and replaces the January 4, 1993 supplement.

  1. The legend appearing at the bottom of the cover page of the prospectus is amended to read as follows:

      These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor have these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

  2. The number of shares of GPU's common stock available for issuance under the plan was increased on May 29, 1991 to 4,794,732 after our two-for-one stock split.

  3. Effective January 4, 1993, you can make optional cash payments on a monthly, rather than on a quarterly, basis. If you previously submitted an authorization form, you can make payments to the agent using the cash payment form of your investment statement. The agent will invest these payments during the last week of the month in which it receives your payment. You will not, however, earn interest on your cash payments held by the agent before they are invested. You can make optional cash payments of from $50 to not more than $6,000 for each calendar quarter. As soon as possible after your purchase, the agent will mail you a statement to notify you of your investment.

  If you want to make optional cash payments but you have not submitted an authorization form, you should submit the form at least 15 days before the end of the month in which you intend to make your first payment.

  4. The name of the agent and of the registrar and transfer agent of GPU's common stock is now ChaseMellon Shareholder Services, L.L.C., the successor to Manufacturers Hanover Trust Company. The agent's new address and phone number are:

      ChaseMellon Shareholder Services, L.L.C.
      Stockholder Relations Department
      P.O. Box 3316
      South Hackensack, NJ 07606-1916
      800-263-1310

  5. GPU has moved its corporate offices to Morristown, New Jersey. Our new address and phone number are:

      GPU, Inc.
      Stockholder Relations Department
      310 Madison Avenue
      P.O. Box 1957
      Morristown, NJ 07962-1957
      973-455-8204

PROSPECTUS

                     GENERAL PUBLIC UTILITIES CORPORATION

                 DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

                         2,500,000 SHARES COMMON STOCK

                               (Par Value $2.50)

                                 ------------

  The Dividend Reinvestment and Stock Purchase Plan (the "Plan") of General Public Utilities Corporation (the "Company") provides holders of record of the Company's Common Stock, par value $2.50 per share (the "Common Stock"), with a convenient and economical way to purchase additional shares.

  Participants in the Plan may at the time of each cash dividend payment on the Common Stock (1) have all of their dividends automatically invested in additional shares of Common Stock and/or (2) invest any amount they wish between $50 and $6,000 each quarter in additional shares of Common Stock. A description of the Plan begins on page 3 of this Prospectus.

  The price per share of shares purchased on the open market will be the average cost of all shares so purchased, excluding any related brokerage fees or commissions which will be paid by the Company. In the event the Company elects to issue new shares for purchase pursuant to the Plan, the price per share will be the average of the daily high and low sales prices of the Common Stock, as reported in The Wall Street Journal for New York Stock Exchange Composite Transactions, for 10 trading days immediately preceding the dividend payment date.

  A participant may withdraw from the Plan at any time by written notice to the Company's dividend reinvestment agent (the "Agent"). Withdrawal will be effective for the next dividend payment date if the notice is received by the Agent prior to the record date for that dividend (see "Withdrawal From The Plan" on page 5 of the Prospectus).

  Stockholders who do not wish to participate in the Plan will continue to receive cash dividends, as declared and paid by check in the usual manner.

  The Common Stock of the Company is, and the shares offered hereby are expected to be upon notice of issuance, listed on the New York Stock Exchange. It is suggested that this Prospectus be retained for further reference.

                                 ------------

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
        AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE
                 ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
                        REPRESENTATION TO THE CONTRARY
                            IS A CRIMINAL OFFENSE.

                                 ------------

               The date of this Prospectus is November 20, 1989

  NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH AN OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY DEALER OR SALESMAN, OR ANY OTHER PERSON, UNDERWRITER, DEALER OR AGENT. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                               ----------------

                     GENERAL PUBLIC UTILITIES CORPORATION

                 DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

                               TABLE OF CONTENTS

                                                                            Page
Available Information......................................................   1
Incorporation of Certain Documents by Reference............................   2
The Company................................................................   2
The Plan...................................................................   3
Use of Proceeds............................................................   7
The Common Stock...........................................................   7
Experts....................................................................   8
Legal Matters..............................................................   8

                               ----------------

                             AVAILABLE INFORMATION

  General Public Utilities Corporation (the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934 (the "1934 Act") and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices at 219 South Dearborn Street, Chicago, Illinois 60604 and at 75 Park Place, New York, New York 10007. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Reports and other information concerning the Company can also be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which the Company's Common Stock is listed.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents heretofore filed with the Commission pursuant to the 1934 Act are hereby incorporated in this Prospectus by reference:

  1.The Company's Annual Report on Form l0-K for the year ended December 31,
  1988;

  2. The Company's Quarterly Reports on Form l0-Q for the quarters ended March 31, 1989, June 30, 1989 and September 30, 1989; and

  3. The Company's Current Report on Form 8-K, dated September 5, 1989.

  All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the 1934 Act after the date of this Prospectus and prior to the termination of the offering of the securities offered hereby shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of filing of such documents.

  THE COMPANY HEREBY UNDERTAKES TO PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM A COPY OF THIS PROSPECTUS HAS BEEN DELIVERED, ON THE WRITTEN OR ORAL REQUEST OF ANY SUCH PERSON, A COPY OF ANY OR ALL OF THE DOCUMENTS REFERRED TO ABOVE WHICH HAVE BEEN OR MAY BE INCORPORATED BY REFERENCE IN THIS PROSPECTUS OTHER THAN EXHIBITS TO SUCH DOCUMENTS NOT SPECIFICALLY INCORPORATED BY REFERENCE THEREIN. REQUESTS FOR SUCH COPIES SHOULD BE DIRECTED TO: STOCKHOLDER RELATIONS, GENERAL PUBLIC UTILITIES CORPORATION, 100 INTERPACE PARKWAY, PARSIPPANY, NEW JERSEY 07054, (201) 263-6600.

                               ----------------

                                  THE COMPANY

  The Company, a Pennsylvania corporation, is an electric utility holding company registered under the Public Utility Holding Company Act of 1935. The Company does not operate any utility properties directly, but owns all of the outstanding common stock of three electric operating utilities serving customers in New Jersey -- Jersey Central Power & Light Company -- and in Pennsylvania -- Metropolitan Edison Company and Pennsylvania Electric Company (the "Subsidiaries"). The Company also owns all of the common stock of General Portfolios Corporation, a subholding company for the Company's non-rate regulated businesses. Substantially all of the Company's income is derived from the Subsidiaries. The facilities of the Subsidiaries are interconnected and are operated as a single integrated and coordinated system serving about 1,800,000 customers in a service territory of approximately half the land area of New Jersey and Pennsylvania. The Company's principal executive offices are located at 100 Interpace Parkway, Parsippany, New Jersey 07054 and its telephone number is (201) 263-6500.

                                   THE PLAN

  The Plan is administered for the participants by the Company and the Agent. The Company has appointed Manufacturers Hanover Trust Company as Agent under the Plan. The Agent's address is:

                         Manufacturers Hanover Trust Company
                         Dividend Reinvestment Department
                         P.O. Box 24850, Church Street Station
                         New York, New York 10242-4850

  Manufacturers Hanover Trust Company is the transfer agent and registrar for the Company's Common Stock. It also provides banking services for and makes loans to the Company and its subsidiaries from time to time.

1. ELIGIBILITY

  All holders of record of Common Stock are eligible to participate in the Plan. Only dividends on shares registered in the name of a participant may be reinvested under the Plan. Participants who own shares registered in names other than their own (such as in the name of a broker or bank nominee) must have the shares transferred to their name in order to participate in the Plan.

2. PARTICIPATION

  A stockholder of record may join the Plan at any time by completing and signing an Authorization Form and returning it to the Agent at the address shown above. An Authorization Form may be obtained by written request to the Agent or by calling the Company at (201) 263-6600.

  Dividend payment dates are ordinarily on or about the last Wednesday of February, May, August, and November. The record date is normally the last Friday of the month preceding the dividend payment date.

  For reinvested dividends, participation will begin with the next quarterly dividend payment, as and when declared, after receipt of an Authorization Form for each account by the Agent, provided the Authorization Form is received prior to the record date for that dividend. If a stockholder wishes only to make optional cash payments, an Authorization Form for each participating account must be received not less than 10 days prior to a dividend payment date for investment on that date. Should the Agent receive an Authorization Form after these deadlines, participation will begin on the next dividend payment date.

  Stockholders who wish to reinvest dividends must do so for all shares of Common Stock registered in their name; partial participation is not permitted.

  A participant desiring to make optional cash payments may do so by sending the Agent a check or money order made payable to Manufacturers Hanover Trust Company, for the amount he or she wishes to invest, which may not be less than $50 or more than $6,000 with respect to each quarterly dividend payment date. Any cash payment received by the Agent more than 30 days or less than 3 business days prior to a dividend payment date may be returned. No interest will be paid on cash payments. An acknowledgment will be sent to a participant confirming the receipt of each optional cash payment.

  Participants who wish to change their election under the Plan must complete, sign and return to the Agent a new Authorization Form. If a new Authorization Form (one for each account) is received by the Agent prior to the next dividend record date, the change will be effective as of that date. Otherwise, the change will take effect as soon as practicable after the dividend payment date.

3.PURCHASES

  The Agent may purchase shares either in open market transactions or directly from the Company. If the Company determines to sell shares pursuant to the Plan, the price of these shares will be the average of the daily high and low sales price of the Common Stock, as reported in The Wall Street Journal for New York Stock Exchange Composite Transactions, for the 10 trading days immediately preceding the dividend payment date. For shares purchased in the open market, the price per share to each participant will be the average cost of all shares so purchased, excluding any related brokerage fees or commissions which will be paid by the Company.

  The number of shares purchased with respect to a dividend payment date will depend on the amount of a participant's dividend and optional cash payments, if any, and the purchase price of the Company's Common Stock. Each participant's account will be credited with the number of shares, including fractions computed to four decimal places, equal to the amount of his or her cash dividend and the amount of his or her optional cash payment divided by the purchase price per share.

4. CERTIFICATES

  Normally, certificates for shares purchased under the Plan will not be issued to participants. Such shares will be credited to each participant's account as purchased. Certificates for any number of whole shares credited to a participant's account under the Plan will be issued at any time upon the written request of the participant to the Agent. A check for $5.00 per account for each certificate, payable to the Agent, must accompany each request. Any remaining full shares and fractional shares will continue to be credited to the participant's account. Certificates for fractional shares will not be issued. If a participant is reinvesting dividends under the Plan, the dividends on any shares represented by certificates so issued to the participant will continue to be reinvested under the Plan.

5. SAFEKEEPING PROGRAM

  To protect against certificates being lost, misplaced, or stolen. Plan participants may deposit their share certificates with the Agent for credit to their Plan account. Participants who wish to avail themselves of the safekeeping feature of the Plan should mail their certificates to Manufacturers Hanover Trust Company, P.O. Box 24850, Church Street Station, New York, New York 10242-4850. Certificates should be sent by registered mail, accompanied by a completed Authorization Form specifying (i) that the shares are furnished for safekeeping and (ii) dividends on all of the shares are to be reinvested pursuant to the Plan. There is a one-time charge of $3.00 for this safekeeping feature of the Plan and a check for this amount, payable to Manufacturers Hanover Trust Company, should be sent with your share certificates.

6. REPORTS

  A separate Plan account will be maintained by the Agent for each participant. The Agent will send quarterly reports to each participant indicating the status of his or her share ownership under the Plan, including the amount of dividends reinvested and optional cash payments invested, the purchase price per share, the number of shares purchased, the number of shares held in his or her account and the fair market value of shares purchased with reinvested dividends. (The fair market value is the average of the high and low sales prices per share of Common Stock on the most recent dividend payment date.) Participants should retain these reports for income tax purposes.

  As stockholders of the Company, participants will also receive copies of all materials sent to stockholders, including quarterly and annual reports and the notice of annual meeting and proxy statement.

7. VOTING RIGHTS

  Each participant will receive a proxy card entitling the participant to vote the total number of full shares and fractional shares (calculated to four decimal places) registered in the participant's own name and those held by the Agent for the participant's account under the Plan. If the proxy card is timely returned, properly signed and marked for voting, the shares covered thereby will be voted in accordance with the participant's instructions. If a properly signed proxy card is timely returned without voting instructions, the shares covered thereby will be voted in accordance with the recommendations of the Company's Board of Directors. Participants may also vote in person the total number of whole and fractional shares held in their Plan accounts at any meeting of stockholders.

8. STOCK DIVIDENDS, SPLITS AND RIGHTS OFFERINGS

  Any stock dividend or shares resulting from a stock split, distributed by the Company, will, as to shares held for the participant by the Agent, be credited to the participant's Plan account and will, as to shares registered in the name of the participant, be mailed directly to the participant in the usual manner.

  In the event that the Company makes available to its stockholders rights to purchase additional shares, such rights accruing to shares registered in the name of the participant will be sent to the participant, but rights accruing to shares held by the Agent for participants will be sold and the proceeds invested in additional shares of Common Stock pursuant to the Plan.

9. ASSIGNABILITY

  Shares held by the Agent under the Plan may not be pledged. If a participant wishes to pledge shares held under the Plan, the participant must request that certificates for such shares be issued to the participant at a cost to the participant of $5.00 per account for each certificate. Such shares may continue to participate in the Plan (See Paragraph 4, "Certificates" above).

10.WITHDRAWAL FROM THE PLAN

  A participant may withdraw from the Plan at any time by sending a written notice of withdrawal to the Agent. If the withdrawal notice is received by the Agent after the record date for the payment of a dividend, the withdrawal will not be effective until after the payment of such dividend, the proceeds of which will be reinvested in shares under the Plan. When a participant withdraws from the Plan, certificates for whole shares credited to the participant's account under the Plan will be issued to the participant at a cost of $5.00 per certificate for each account, and a cash payment will be made for any fractional share, unless the participant requests that all shares be sold. If the Company terminates the Plan, there will be no charge for the issuance of certificates.

  If the participant requests that the shares, both whole and fractional, credited to his or her account be sold by the Agent, the Agent will sell such shares as soon as practicable following receipt of the request and will send the participant a check for the net proceeds, less any brokerage commissions and transfer tax, and a transaction fee of $15.00 for each sale.

  The Agent may combine full and fractional shares sold with those of other terminating participants, in which case the net proceeds to each participant will be based on the average sales prices of all such shares.

  There are no requirements for certification of a participant's request to terminate participation or to authorize the Agent to sell a participant's shares unless a legal transfer, such as a transfer involving fiduciaries, is involved, in which event certification requirements will vary depending upon governing state law.

  Participants who withdraw from the Plan may re-enroll at any time by sending to the Agent a completed Authorization Form.

11.MODIFICATION OR TERMINATION

  The Company may modify, suspend or terminate the Plan at any time. Notice of any such modification, suspension or termination will be sent to all participants at their last known address.

12. FEDERAL INCOME TAX CONSEQUENCES

  The following discussion offers only a brief outline of the Federal income tax consequences under present law of investing in the Plan. Participants should consult their own tax advisers for more detailed information regarding the impact of Federal, state and local taxes upon such an investment.

  With respect to reinvested cash dividends used to purchase Common Stock from the Company, Participants will be treated, for Federal income tax purposes, as having received on the dividend payment date a dividend in an amount equal to the cash dividend otherwise payable to them on such date with respect to their shares. Participants' tax basis for Federal income tax purposes in shares of Common Stock acquired from the Company with reinvested cash dividends will be the amount so treated as a dividend.

  With respect to reinvested cash dividends used to purchase Common Stock on the open market, for Federal income tax purposes, Participants will be treated as having received on the dividend payment date a dividend in an amount equal to the cash dividend otherwise payable to them on such date with respect to their shares, plus the Participants' pro rata share of brokerage commissions paid by the Company. Participants' tax basis in any shares acquired with reinvested cash dividends in the open market will be the amount so treated as a dividend.

  Participants should not be treated as having received dividends with respect to the value of Common Stock acquired through optional cash purchases. However, if such Common Stock is acquired by purchases in the open market, Participants for whom such Common Stock is acquired will be treated as having received a dividend in an amount equal to their pro rata share of brokerage commissions paid by the Company. Participants' tax basis in shares acquired through optional cash purchases will equal the then current market price of the shares plus any brokerage commissions that are so treated as a dividend as described above.

  Participants will not recognize any taxable income when they receive certificates for whole shares credited to their account, either upon their request for such certificates or upon withdrawal from or termination of the Plan. However, participants will recognize capital gain or loss when whole shares acquired under the Plan are sold or exchanged, either by the Agent at the participants' request upon withdrawal from the Plan or by the participants themselves after withdrawal from or termination of the Plan. Participants will also recognize capital gain or loss upon withdrawal from or termination of the Plan when they receive a cash payment for a fractional share credited to their account.

  The amount of such capital gain or loss will be the difference between the amount which participants receive upon the sale or exchange of their shares or fractional shares and the tax basis therefor.

  Participants' holding periods for all shares of Common Stock acquired pursuant to the Plan will begin on the day following the acquisition of such shares for Participants' Plan accounts.

  In the case of stockholders (including foreign stockholders) who elect to have their dividends reinvested and whose dividends are subject to United States income tax withholding, an amount equal to the dividends payable to such stockholders, less the amount of tax required to be withheld, will be applied to the purchase of shares of Common Stock under the Plan.

  Participants should retain their quarterly statements to determine the tax basis of shares acquired under the Plan. For replacement statements from the immediately preceding year, there will be a charge to the participant of $5.00 per statement. For replacement statements for prior years, there will be a charge to the participant of $20.00 per statement for each year.

13. RESPONSIBILITY

  The Company, and the Agent in administering the Plan, will not be liable for any act performed in good faith or for any good faith omission to act, including, without limitation, any claim of liability (a) arising out of failure to terminate a participant's account upon such participant's death prior to the Agent's actual receipt of a notice in writing of such death from a person authorized to give such notice and (b) with respect to the prices at which shares of the Company's Common Stock are purchased for a participant's account and the times when such purchases are made.

  PARTICIPANTS SHOULD RECOGNIZE THAT THEY ARE ENTITLED TO A DIVIDEND ONLY IF, AS AND WHEN DECLARED BY THE BOARD OF DIRECTORS. NEITHER THE COMPANY NOR THE AGENT CAN ASSURE PARTICIPANTS OF A PROFIT OR PROTECT THEM AGAINST A LOSS ON THE SHARES PURCHASED BY THEM UNDER THE PLAN OR OTHERWISE.

                                USE OF PROCEEDS

  The Company cannot estimate either the number of shares of Common Stock that will ultimately be sold by the Company pursuant to the Plan or the prices at which such shares will be sold. The net proceeds from the Company's sale of shares of Common Stock pursuant to the Plan are expected to be used to make capital contributions and advances to the Company's subsidiaries, and for other corporate and general working capital purposes. The subsidiaries will use the funds to finance their construction programs and for other corporate purposes and to reimburse their treasuries for funds previously expended therefrom for such purposes.

                               THE COMMON STOCK

  The holders of Common Stock, the only class of authorized capital stock of the Company, are entitled to pro rata dividends when and if declared by the Board of Directors. Each share is entitled to cumulative voting at all elections of directors and to one vote for all other purposes and to share pro rata in the Company's net assets in the event of liquidation.

  The outstanding shares of the Company's Common Stock are, and, upon the issuance thereof pursuant to the Plan, the shares of additional Common Stock issued under the Plan will be, fully paid and non-assessable. The outstanding shares of the Company's Common Stock are listed on the New York Stock Exchange and it is expected that the shares offered hereby will be listed on the Exchange upon notice of issuance.

  The Company has 150,000,000 authorized shares of common stock, par value $2.50 per share, of which, at September 30, 1989, 55,373,463 shares were issued and outstanding (exclusive of shares held as treasury stock). Stockholders have no preemptive rights to subscribe pro rata for shares of common stock except with respect to shares issued solely for cash and otherwise than pursuant to a public offering, a dividend reinvestment and stock purchase plan, or an employee stock ownership plan, or in connection with an offering authorized by the stockholders. Any shares offered to stockholders pursuant to preemptive rights but not purchased may thereafter, for a period of one year, be sold to such persons, at such times and at such prices (but not less than the price at which the related shares were offered to stockholders, before deduction of underwriting costs) as may be fixed by the Board of Directors.

                                    EXPERTS

  The consolidated financial statements and financial statement schedules included or incorporated by reference in the Company's Form 10-K Annual Report for the year ended December 31, 1988 are incorporated herein by reference in reliance on the reports of Coopers & Lybrand, independent accountants, given on the authority of said firm as experts in auditing and accounting. The report of Coopers & Lybrand, incorporated by reference in the Corporation's Annual Report on Form 10-K for the year ended December 31, 1988 from page 28 of the Corporation's 1988 Annual Report, contains an explanatory paragraph related to certain contingencies which have resulted from the accident at Unit No. 2 of the Three Mile Island Nuclear Generating Station.

                                 LEGAL MATTERS

  Certain legal matters in connection with the issuance of the Common Stock under the Plan are being passed upon by Messrs. Berlack, Israels & Liberman, New York, New York who will rely on the opinion of Messrs. Ballard, Spahr, Andrews, Ingersoll, Philadelphia, Pennsylvania with respect to matters of Pennsylvania law. Members and attorneys of Messrs. Berlack, Israels & Liberman own an aggregate of 5,523 shares of the Company's Common Stock and one such member holds 493 shares as custodian for his children.

                               ----------------